Exhibit 4.95

Third Amendment

to the Exclusive Requiem Online License and Distribution Agreement

This Amendment is made and entered into on this 16th day of June, 2011 by and between Gravity Co., Ltd. (hereinafter referred to as “Licensor”) and Gravity Interactive, Inc. (hereinafter referred to as “Licensee”).

RECITALS

WHEREAS, Licensor and Licensee (“Parties” collectively) entered into an Exclusive Requiem Online License and Distribution Agreement (“the Agreement”) dated 21st day of February, 2008, First Amendment to The Exclusive Requiem Online License and Distribution Agreement (“First Amendment”) dated 1st day of December, 2009, and Second Amendment to The Exclusive Requiem Online License and Distribution Agreement (“Second Amendment”) dated 1st day of March, 2010.

WHEREAS, both Parties to the Agreement now desire to amend the Agreement as set forth below;

AGREEMENT

NOW; THEREFORE, in consideration of the mutual promises and covenants contained herein, Licensor and Licensee agree as follows:

1.	Term Extension of the Agreement

Parties agreed to extend the Agreement for one (1) year (“First Renewed Term”) from the expiration date with conditions stated below in this Amendment. The newly extended term of the Agreement shall be from June 16th, 2011 to June 15th, 2012.

2.	Service Sales Amount

The Article 1.14 of the Agreement shall be amended as following language and this article shall be effect from 16th June, 2011:

1.14	“Service Sales Amount” shall mean the amount with deduction of PG fee, Channelling fee, and Wholesaler-Discounts granted under this Agreement from the Gross Sales Amount.

3.	Territory

The Article 1.20 of The Agreement shall be amended as the following language and this article shall be effect from 16th June, 2011:

1.20	“Territory” shall mean the territory of the following North American countries, European countries and Central and South America countries as follows:

•	North American countries: United States of America and Canada

•

European countries: Switzerland, Norway, Denmark, Ireland, Spain, Sweden, United Kingdom, Iceland, Finland, France, Germany, Greece, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Hungary, Italy, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Albania, Andorra, Bosnia and Herzegovina, Liechtenstein, Monaco, Montenegro, San Marino, Serbia, Vatican City State, Croatia, Former Yugoslav Republic of Macedonia, Turkey

•

Central and South America countries: Mexico, Guatemala, El Salvador, Nicaragua, Panama, Honduras, Belize, Cuba, Jamaica, Haiti, Dominica, Costa Rica, Puerto Rico, Ecuador, Colombia, Peru, Venezuela, Guyana, Suriname, French Guyana, Chile, Bolivia, Paraguay, Argentina

4.	Continuing Effectiveness of the Agreement

Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

IN WITNESS WHEREOF, the Parties have executed this Amendment on the day and year first above-written.

Gravity Co., Ltd.	Gravity Interactive, Inc.

By:	By:
Name: Hyun Chul Park	Name: Yoshinori Kitamura
Title: CEO	Title: CEO
Date:	Date: